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SO 4/5/04

04017716

SECURITI[illegible] [illegible]SSION
[illegible]ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 01/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bull, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10260 Campus Point Drive
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura J. Dalupan (858) 826-4703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

701 "B" Street, San Diego, CA 92101
(Address) (City) (State) (Zip Code)

MAR 31

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura J. Dalupan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bull, Inc., as of January 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Laura J. Dalupan

Signature

Chief Finacial Officer

Title

Nancy A. Walker

Notary Public

NANCY A. WALKER
Commission # 1413299
Notary Public - California
San Diego County
My Comm. Expires May 21, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bull, Inc.

(A Wholly Owned Subsidiary of Science Applications International Corporation)
(SEC I.D. No. 8-17921)

Financial Statements and Supplemental Schedule for the Year Ended January 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

Deloitte.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors of Bull, Inc.

We have audited the following financial statements of Bull, Inc. (the "Company") for the year ended January 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bull, Inc. at January 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Bull, Inc. as of January 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 25, 2004

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2004

ASSETS

CASH:	
Cash—including interest-bearing cash equivalents of $9,623,000	$ 9,991,000
Cash segregated in a special reserve bank account for the exclusive benefit of customers	4,000
FIXED ASSETS—Net of accumulated depreciation of $245,000	281,000
PREPAID EXPENSES	30,000
INTEREST RECEIVABLE	8,000
TOTAL	$10,314,000

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Amount due to SAIC	$ 74,000
Payable to customers	4,000
Total liabilities	78,000
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—25,000 shares authorized, issued and outstanding	25,000
Additional paid-in capital	7,000
Retained earnings	10,204,000
Total stockholder's equity	10,236,000
TOTAL	$10,314,000

See accompanying notes to financial statements.

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED JANUARY 31, 2004

REVENUES:	
Commissions	$ 1,741,000
Interest income	108,000
Total revenues	1,849,000
EXPENSES:	
Administrative salaries and benefits	1,406,000
Other operating costs	514,000
Occupancy and equipment	188,000
Communications	118,000
License fees and membership dues	38,000
Data processing	121,000
Professional fees	20,000
Total expenses	2,405,000
LOSS BEFORE INCOME TAXES	(556,000)
BENEFIT FOR INCOME TAXES	(226,000)
NET LOSS	$ (330,000)

See accompanying notes to financial statements.

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JANUARY 31, 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCE—February 1, 2003	25,000	$ 25,000	$ 7,000	$ 10,534,000	$ 10,566,000
Net loss				(330,000)	(330,000)
BALANCE—January 31, 2004	25,000	$ 25,000	$ 7,000	$ 10,204,000	$ 10,236,000

See accompanying notes to financial statements.

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (330,000)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	85,000
Decrease in interest receivable	5,000
Increase in prepaid expenses	(1,000)
Decrease in due to SAIC	(1,411,000)
Net cash used in operating activities	(1,652,000)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Expenditures for fixed assets	(184,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,836,000)
CASH AND CASH EQUIVALENTS—Beginning of year	11,827,000
CASH AND CASH EQUIVALENTS—End of year	$ 9,991,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid to SAIC during the year for income taxes	$ 1,259,000

See accompanying notes to financial statements.

1. DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Bull, Inc. (the "Company") is a wholly owned subsidiary of Science Applications International Corporation ("SAIC"). The Company is a registered securities broker-dealer that deals exclusively in trades of SAIC stock.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For financial statement purposes, cash and cash equivalents include cash and interest bearing cash equivalents that are highly liquid investments with an original maturity of three months or less. Such investments are carried at cost, which approximates fair value. At January 31, 2004, $9,623,000 represents cash in Money Market funds.

Commission income, which is charged only on sales of SAIC stock, is recognized on a trade date basis, based on commission rates as established by the Company's Board of Directors.

Fixed assets, stated at historical cost, consist of office equipment, software and construction in process. Office equipment is depreciated over the useful life of the asset of 3 to 7 years using the double-declining balance method. Software is depreciated over a useful life of 3 years using the straight-line method. Construction in process was $184,000 as of January 31, 2004, and consists of software development related to a stock trading system.

During the year ended January 31, 2004, SAIC billed the Company approximately $2,240,000 for general and administrative support and paid $3,651,000 to SAIC.

The provision for income taxes is recorded based on current year earnings on a stand-alone basis. The Company will be included in the consolidated income tax returns of SAIC. Current and deferred income taxes are recorded in accordance with the liability method as prescribed under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes.*

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1. At January 31, 2004, the Company had net capital of $8,949,000, which was $8,699,000 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was .01 to 1 at January 31, 2004.

The Company is exempt from the provisions of Regulation 15c3-3(k)(i) because the Company does not carry margin accounts, promptly transmits all customer funds and delivers all securities received with its activities as a broker and dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and its customers through a bank account designated as "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Pursuant to SAIC trade cycles, cash collected from purchasers of SAIC stock is held in a special reserve bank account for the exclusive benefit of customers. This segregated account may carry a balance for a short period of time prior to the settlement of each quarterly trade, at which time those funds would be used to purchase stock in the trade. However, at January 31, 2004, the special reserve account balance was $4,000 for an outstanding check reissued to a customer, subsequent to January 31, 2004.

3. INCOME TAXES

The benefit for income taxes for the year ended January 31, 2004 consists of the following:

Federal	$(177,000)
State	(49,000)
	$ (226,000)

The difference between federal tax computed at the statutory federal income tax rate and the actual effective tax rate is due to the effect of state taxes and non-deductible costs. The amount due to SAIC in the statement of financial condition includes $226,000 for income taxes receivable from SAIC. There were no deferred tax assets or liabilities at January 31, 2004.

* * * * * *

BULL, INC.
(A Wholly Owned Subsidiary of Science Applications International Corporation)

SUPPLEMENTAL SCHEDULE—COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-1
JANUARY 31, 2004

STOCKHOLDER'S EQUITY	$ 10,236,000
LESS NON-ALLOWABLE ASSETS:	
Fixed assets—net	(281,000)
Prepaid expenses	(30,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES OWNED	9,925,000
LESS HAIRCUTS ON SECURITIES OWNED:	
Bankers' acceptances, certificates of deposit, and commercial paper	(674,000)
Undue concentration	(302,000)
NET CAPITAL	$ 8,949,000
AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1	$ 74,000
MINIMUM NET CAPITAL REQUIRED (the greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000
EXCESS NET CAPITAL	$ 8,699,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17A-5 AS OF JANUARY 31, 2004:

Net Capital, as reported in Company's Part II (Unaudited) FOCUS report filed February 25, 2004	$ 9,278,000
Tax provision adjustment	(27,000)
Adjustment for undue concentration	(302,000)
Net capital per above	$ 8,949,000

Deloitte.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

March 25, 2004

Board of Directors of Bull, Inc.

In planning and performing our audit of the financial statements of Bull, Inc. (the "Company") for the year ended January 31, 2004 (on which we issued our report dated March 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP